Velti plc Announces Voluntary Delisting From NASDAQ

Shares Expected to Continue to Trade on Over-the-Counter Market

SAN FRANCISCO, Nov. 26, 2013 /PRNewswire/ -- Velti plc (NASDAQ: VELT), a leading global provider of mobile marketing and advertising technology, announced today its intention to voluntarily delist its ordinary shares from the NASDAQ Global Select Market.  The Company has notified the NASDAQ Stock Market of its intent to voluntarily delist its ordinary shares from the NASDAQ Global Select Market and will file a notice on Form 25 relating to the delisting of its ordinary shares with the Securities and Exchange Commission on or about December 6, 2013. The Company expects the delisting of its ordinary shares to become effective 10 days following the filing, or December 16, 2013.
As previously announced, the Company is pursuing a sale of its U.S., U.K., and India mobile marketing businesses and certain of its U.S.-based advertising businesses to GSO Capital Partners. Under the terms of the proposed asset purchase agreement and to facilitate the sale, Velti’s U.S. operations, including Velti Inc. and Air2Web, Inc., filed voluntary petitions for Chapter 11. The Company’s Mobclix unit has filed a Chapter 7 petition. All other Velti businesses continue to operate as normal while the Company and its investment bank continue to work to find the best outcome for all of Velti’s businesses.
The voluntary decision to delist from NASDAQ was taken following the Company’s review of several factors, including its previously disclosed noncompliance with the minimum bid price requirements of NASDAQ. Also among these factors is the Company’s inability to satisfy questions raised by NASDAQ concerning its ability to maintain eligibility for continued listing on NASDAQ following completion of its proposed sale of its mobile marketing business, as well as the Chapter 11 proceedings for certain of its U.S. subsidiaries and the Chapter 7 filing of Mobclix.
The Company will work with market makers to enable its ordinary shares to be quoted on the over-the-counter market following its NASDAQ delisting.  The Company expects that its ordinary shares will continue to trade over-the-counter so long as a market maker demonstrates an interest in trading the ordinary shares.  However, the Company can provide no assurance that the trading in its ordinary shares will continue in the over-the-counter market or in any other form.
FORWARD-LOOKING STATEMENTS This press release may contain "forward-looking statements" -- that is, statements related to future -- not past -- events, plans, and prospects. In this context, forward-looking statements may address matters such as our expected future business and financial performance, and often contain words such as "guidance," "expects," "anticipates," "intends," "plans," "believes," "seeks," "should," or "will." These statements are based on management's best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the Company’s ability to effect and maintain quotation of its ordinary shares on the over-the-counter market, as well as risk factors specified on the Company's annual report on Form 20-

F for the year ended December 31, 2012 and other reports filed by the Company with the Securities and Exchange Commission. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Contacts:
Tom Becker
Sitrick And Company
212.573.6100
Tom_Becker@sitrick.com
Danielle Newman
Sitrick And Company
212.573.6100
Danielle_Newman@sitrick.com